March 19, 2008

Ms. Effie Simpson

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Sent via e-mail: simpsone@sec.gov

Ref:	Cargo Connection Logistics Holding, Inc.
Form	10-KSB
Filed	April 4, 2007
File No.	0-28223

Dear Ms. Simpson:

The following are the responses of Cargo Connection Logistics Holding, Inc. (the “Company”), including supplemental information, to the comment and inquiry of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated January 28, 2008 and addressed to Mr. Jesse Dobrinsky, Chairman and Chief Executive Officer of the Company (the “Comment Letter”).

Form 10-Q for the quarter ended September 30, 2007

Note 5 - Business Acquisitions, page 12

We note from your response to previous comment four that government agencies are showing great interest in your RadRope product and you believe that when accepted that you will earn revenue of at least $5 million. We also note that you expect the development of the product will be complete by the end of 2007 and that the product will be ready for sale by the end of the first half of 2008. However, your analysis lacks sufficient factual evidence to support your assumptions used in your impairment analysis, and combined with, your continued losses from operations and negative operating cash flow, it appears strong factors exist which clearly indicate an impairment of the license and underlying technology related to the RadRope product. Please tell us how such factors were considered in your impairment analysis and provide us with your analysis which supports your conclusions. Alternatively, you may revise your financial statements to reflect an impairment of the license and underlying technology accordingly.

Cargo Connection Logistics 600 Bayview Avenue Inwood, NY 11096 Tel: 800-747-0200

Response

The Company’s analysis of the RadRope product is based upon the factors listed in SFAS No. 142 and SFAS No. 144, which provide guidance where circumstances or events change the condition of the impairment analysis. In considering the guidance of paragraph 8 of SFAS No. 144, the Company believes that a formalized recovery analysis under SFAS 144 would not be required because the circumstances influencing the fair value of the RadRope product have improved since the prior year’s impairment analysis. Management believes that it will recover more than the value of the acquisition as described below.

The Company does not believe that any events or changes in circumstances have occurred indicating that the carrying amount of the RadRope product may not be recoverable, as evidenced by the estimates of future (undiscounted) cash flows expected to be generated by the RadRope product and used to test for recoverability under FAS 144 (as described below).

As a result, management has concluded that there should be no impairment under SFAS 144. Likewise, in accordance with the guidance set forth in SFAS 142 paragraph 15, the Company believes that the further development of the RadRope product at the end of 2007 and beginning of 2008 required no additional impairment analysis as the carrying amount of the technology did not exceed its fair value. In addition, the Company believes that the licensing rights, if it needed to sell them or sublicense them, would exceed the fair value of this asset as reflected on the Company’s balance sheet.

The Company has determined to treat NMDT as an operating group that is separate from the Company’s other subsidiaries (and once revenues from this operating group are significant, will consider treating this operating group as a separate segment). Accordingly, the losses that have been incurred by the Company as a whole will not affect this operating group. The Company anticipates that NMDT’s cash flow needs will be addressed through deposits to be received for products which are sold to customers. Research and Development and preliminary selling, general and administrative costs have been paid for by the patent owner.

As referenced above, the following events and circumstances helped determine the Company’s analysis:

•

The technology underlying the RadRope product was developed by a laboratory unit of the United States Department of Energy. The patent owner has continued to be engaged in the development of the product after the acquisition by NMDT of the license for this technology on December 6, 2006. Pursuant to the relationship between the Company and the patent owner, NMDT will market and manufacture the product after the patent owner has completed the modifications to the device and it is ready for production. The patent owner is still currently pursuing the final patents for all the uses of this device. Currently, the U.S. Patent & Trade Office has approved 8 of the 16 claims for which the patent owner has applied.

Cargo Connection Logistics 600 Bayview Avenue Inwood, NY 11096 Tel: 800-747-0200

•

In the course of preparing for presentations to government agencies or elected officials, NMDT noticed some battery and electrical-related problems with the prototype and since then the patent owner has addressed those problems. In June 2007, a representative of the patent owner visited the Company’s offices to demonstrate an updated device and to train Company representatives in its proper use.

•

The Company subsequently received input from its potential customers, in response to which the patent owner made further modification/updates to the device. In January 2008, the Company received new schematics for the device. These schematics reflect the next generation of the device with some minor modifications to both the hardware and software. The Company believes that the RadRope product is saleable in its current design stage. However, management has made the determination that it is in the Company’s best interest to sell the new generation of the product. To market the present generation within 180 days could prove to be expensive because the devices that would be sold would need to be upgraded to the next generation. In waiting to sell the next generation product, the Company believes that it will be able to minimize needs for parts, maintenance and support upgrades. The costs for these upcoming modifications and updates are to be borne by the patent owner and are expected to be inconsequential. The Company currently anticipates that this second stage of research and development should be completed by the end of the second quarter of 2008. It also believes that its first sale would occur in the third quarter of 2008 with the delivery in the fourth quarter of 2008.

•	The RadRope product has received interest from the U.S. Department of Homeland Security’s Customs and Border Patrol, the United States Coast Guard and the Department of Defense (“DOD”).

•

In March 2007, the Company presented the RadRope product to a representative of Senator Susan Collins, and is also in the process of presenting the product to Senator Charles Schumer, both members of the appropriate Senate committee. While the Company has not met with the representatives of the DOD, the staffs at the Department of Energy and the patent owner have advised the Company that they have met with them and have also provided them with a working prototype, with respect to which DOD has asked for specific minor modifications. Once those modifications are completed and delivered by the patent owner, the Company believes that orders will be forthcoming to NMDT, at which time the Company expects that the Department of Energy representatives will introduce representatives of NMDT to DOD. The cost for modifications and updates for this prototype are being incurred by DOD.

•

The Company believes that the United States government has budgeted and will continue to budget significant amounts over the next several years to provide innovative solutions to national security problems, including radiologic

Cargo Connection Logistics 600 Bayview Avenue Inwood, NY 11096 Tel: 800-747-0200

detection. Given the interest in the RadRope product from the United States Customs and Border Patrol, United States Coast Guard, and the DOD, the Company is confident that the RadRope product will succeed in generating significant sales.

•

The Company also believes the marketing of the device will not be exclusive to the governmental agencies noted above. The technology itself can easily be transferred from a portable device to accommodate fixed portals in airports, train stations, ports of embarkation for ocean vessels, etc. Its uses can be expanded upon easily as the need for the product arises. The Company believes that as the functionality of the device and its uses increases, it will be deployable in diverse applications.

•

The Company expects that when the deployment of the RadRope product commences, the Company will generate revenues through product sales and software licensing and support, software upgrades for the device and the sale of spare parts.

•

The Company believes that it will be able to sell each unit of the RadRope product, in its most complex application for approximately $10,000, as compared to approximately $100,000 for any roughly competitive product. As the product evolves and the applications diversify, the Company expects that the costs of each application will vary depending upon the size and scope of the application needed.

•

The Company anticipates that once the RadRope product is in production, the independent contractor who will ultimately manufacture the device on behalf of NMDT would be responsible for any warranty work associated with the device. NMDT would deal with the necessary and required upgrades and maintenance through continued research and development performed internally or outsourced to a third party. The Company expects that until the RadRope product is actually in production, it would incur no out-of-pocket expenses for either, as this work is currently being performed by the patent owner. In addition, the Company may apply for government grants to the extent available and necessary to fund any costs incurred. The Company believes that once an order for the RadRope product is placed with NMDT, the required deposits associated with the device would fund the Company’s preparation for the initial setup and production of both manufacturing and support operations. The production and deployment time of the device is expected to be between 90 and 120 days. This includes the purchasing of all components and the required waterproof housing necessary for the device for its most complex application.

•

The Company’s estimates of future cash flows are based on the RadRope product’s cost-effectiveness and the interest already communicated to the Company. The Company estimates that its cost to create one unit of the RadRope devices will be approximately $2,000 (including material costs,

Cargo Connection Logistics 600 Bayview Avenue Inwood, NY 11096 Tel: 800-747-0200

labor, lab testing, field testing, and transportation costs). The Company believes that it should be able to sell at least 250 units per year, which would represent sales of approximately $2,500,000 per year, with potential net profit of $1,900,000 per year, from the sale of the RadRope product, after taking into account an estimate of approximately $100,000 in selling, general and administrative expenses for this business in its first year of product sales.

The above factors demonstrate the Company’s reasonable belief that the value of the projected revenues of and cash flows from the RadRope devices exceed the value of NMDT has on the Company’s balance sheet and that any impairment of the underlying license and technology would be inappropriate at this time.

If you have any further comments or inquiries, or if the Company can be of any assistance with respect to any of the foregoing responses, please do not hesitate to call the undersigned at 516-279-7000.

Very truly yours,

CARGO CONNECTION LOGISTICS HOLDING, INC.
By:	/s/ Scott Goodman
Scott Goodman, Chief Financial Officer

cc:	(via e-mail transmission)

Jesse Dobrinsky

Neil M. Kaufman

Effie Simpson

Jean Yu

Cargo Connection Logistics 600 Bayview Avenue Inwood, NY 11096 Tel: 800-747-0200